February 17, 2010

VIA EDGAR CORRESPONDENCE

Kimberly A. Browning, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

RE:	Thrivent Mutual Funds
Registration Statement on Form N-1A
Post-Effective Amendment No. 66 under the
Securities Act of 1933 (“1933 Act”)
1933 Act File No. 33-12911

Dear Ms. Browning:

Thank you for taking the time to talk with me on Monday, February 15, 2010 regarding your comments to the Thrivent Government Bond Fund (the “Fund”), a proposed new series that is part of the above-referenced N-1A of Thrivent Mutual Funds (the “Registrant”). The following is a description of the comments raised by you, along with a description of Registrant’s response to each comment.

1.	You asked Registrant to provide more explanation regarding its stated investment objective of seeking “total return with current income consistent with preservation of capital.”

Stated slightly differently, the Fund seeks total return consistent with current income and preservation of capital. Other mutual funds that have similar investment objectives are as follows: Federated Total Return Government Bond Fund (FTRGX) (seeks to offer investors total return consistent with current income); MFS Government Securities Fund (MFGSX) (seeks total return with an emphasis on current income, but also considering capital appreciation); and BlackRock Government Income Portfolio (CCGAX) (seeks to maximize total return, consistent with income generation and prudent investment management).

2.	You asked Registrant whether it intends to provide any notice to shareholders if it were to change the Fund’s objective.

If the Fund were to change its investment objective, the adviser to the Fund would likely, although not necessarily, provide 60-days’ prior written notice to shareholders of the Fund.

3.	You asked Registrant to revise its disclosure to reflect the fact that the 80% requirement would apply to U.S. government securities, as opposed to both U.S. and foreign government securities.

We have made this change.

4.	You asked Registrant to provide more disclosure regarding the maturities and duration of the debt securities in which the Fund intends to invest.

We have added this disclosure.

5.	You questioned the appropriateness of the following disclosure language regarding the 80% requirement: “Should the Adviser determine that the Fund would benefit from reducing the percentage of its net assets invested in U.S. government bonds from 80% to a lesser amount, it will notify you at least 60 days prior to the change.”

Registrant confirms that if it were to reduce the percentage of its net assets invested in U.S. government bonds from 80% to a lesser amount, it would comply with Rule 35d-1 and would change its name so as not to suggest that it invests more than 80% of its net assets in U.S. government bonds. We use the above disclosure language for all our series that have a name that subjects the series to Rule 35d-1 and would rather not revise this language at this point for this year’s prospectus (in light of the timing and the fact that previous reviewers did not take issue with the language).1 We are open to changing this language in future filings, however.

6.	You asked Registrant to include the Tandy letter representations in this response letter. The representations are as follows:

•	Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or additional questions, please feel free to contact me at (612) 844-5704.

Thank you,

/s/ John L. Sullivan
John L. Sullivan

[1]	We understand and respect that a previous reviewer’s non-objection to particular language does not preclude a different reviewer from taking issue with that language.